  Exhibit 99.1

LIVEREEL MEDIA CORPORATION

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended March 31, 2017 and 2016

(Expressed in Canadian Dollars)

LiveReel Media Corporation

Notice to Reader of the Unaudited Condensed Interim Consolidated Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of LiveReel Media Corporation for the three and nine months ended March 31, 2017 have been prepared in accordance with International Financial Reporting Standards, consistently applied.

The accompanying unaudited condensed interim consolidated financial statements have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the unaudited condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim consolidated financial statements by an entity’s auditor.

May 30, 2017

LiveReel Media Corporation
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
	March 31, 2017	June 30, 2016
ASSETS	(unaudited)	(audited)
Current assets
HST receivable	$5,117	$3,639
Prepaid expenses	2,626	4,136
Total assets	$7,743	$7,775

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$77,824	$59,029
Due to related parties (note 6)	154,598	112,170
Related party notes payable (note 7)	374,647	374,647
Total liabilities	607,069	545,846

Going concern (note 1)
Related party transactions (note 9)
SHAREHOLDERS’ DEFICIENCY
Share capital	7,880,660	7,880,660
Contributed surplus	361,196	361,196
Accumulated deficit	(8,841,182)	(8,779,927)
Total shareholders’ deficiency	(599,326)	(538,071)
Total liabilities and shareholders’ deficiency	$7,743	$7,775

Approved on behalf of the Board:

“Henry J. Kloepper”, Director	“Graham Simmonds”, Director
(signed)	(signed)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

LiveReel Media Corporation
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016	Nine Months Ended March 31, 2017	Nine Months Ended March 31, 2016

Revenue	$-	$-	$-	$-
Expenses
Legal and professional fees	2,000	6,351	5,750	16,351
Shareholders information	4,876	2,900	14,196	16,520
Office and general	-	389	240	5,889
Financing costs	14,086	12,537	41,069	36,444

Net loss and comprehensive loss	$(20,962)	$(22,177)	$(61,255)	$(75,204)
Net loss per share – basic and diluted	$(0.001)	$(0.001)	$(0.003)	$(0.003)
Weighted average number of shares outstanding	23,521,744	23,521,744	23,521,744	23,521,744

The accompanying notes are an integral part of these condensed interim consolidated financial statements

LiveReel Media Corporation
Unaudited Condensed Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)
	Number of Shares	Share Capital	Contributed Surplus	Accumulated Deficit	Shareholders’ Deficiency
Balance, June 30, 2015	23,521,744	$7,880,660	$361,196	$(8,706,215)	$(464,359)
Net loss for the period	-	-	-	(75,204)	(75,204)
Balance, March 31, 2016	23,521,744	$7,880,660	$361,196	$(8,781,419)	$(539,563)

Balance, June 30, 2016	23,521,744	$7,880,660	$361,196	$(8,779,927)	$(538,071)
Net loss for the period	-	-	-	(61,255)	(61,255)
Balance, March 31, 2017	23,521,744	$7,880,660	$361,196	$(8,841,182)	$(599,326)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

LiveReel Media Corporation
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016	Nine Months Ended March 31, 2017	Nine Months Ended March 31, 2016
OPERATING ACTIVITIES
Net loss for the period	$(20,962)	$(22,177)	$(61,255)	$(75,204)
Adjustment for non-cash items:
Accrued related party interest	14,086	12,537	41,069	36,444
Changes in working capital items:
HST receivable	(122)	(246)	(1,478)	(1,259)
Prepaid expense	3,938	2,481	1,510	(6,617)
Accounts payable and accrued liabilities	3,060	(948)	18,795	22,142
Due to related parties	-	-	-	6,215
Cash used in operating activities	-	(8,353)	(1,359)	(18,279)

FINANCING ACTIVITIES
Advances from related parties	-	8,353	1,359	18,279
Proceeds from financing activities	-	8,353	1,359	18,279
Increase (decrease) in cash during the period	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$-	$-	$-	$-

Supplemental Information:
Cash paid for income taxes	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-

Non-cash activities:
The Company had no non-cash activities for the three and nine month periods ended March 31, 2017 and 2016.

The accompanying notes are an integral part of these condensed interim consolidated financial statements

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2017 and 2016

1.
NATURE OF OPERATIONS AND GOING CONCERN

LiveReel Media Corporation (the “Company”) is an investment company focused on the identification and evaluation of other assets or businesses for purchase, both within and outside of the film industry. The Company’s registered office is 333 Bay Street, Suite 1700, Toronto, ON, M5H 2R2.

These unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is significant doubt about the Company's ability to continue as a going concern as the Company incurred a loss of $61,255 (March 31, 2016 - $75,204) during the nine month period ended March 31, 2017 and has a working capital deficiency of $599,326 (June 30, 2016 - $538,071) and an accumulated deficit of $8,841,182 (June 30, 2016 - $8,779,927) as at March 31, 2017. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through related party advances, equity and debt issuances.

The Company believes that continued funding from its related parties will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve this. Accordingly, these unaudited condensed interim consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.

2.
BASIS OF PREPARATION

(a)
Statement of Compliance

These unaudited condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and their interpretations as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting and do not include all the information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2016.

These unaudited condensed interim consolidated financial statements for the period ended March 31, 2017 were approved by the Board of Directors of the Company on May 30, 2017.

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2017 and 2016

(b)
Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain amounts in the comparative periods have been reclassified for presentations purposes. These reclassifications have no effect on the Company’s previously reported results of operations and financial position.

(c)
Functional and Presentation Currency

These unaudited condensed interim consolidated financial statements have been presented in Canadian Dollars, which is the Company’s functional and presentation currency.

(d)
Use of Estimates and Judgements

The preparation of these unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments and income tax assets.

(e)
Basis of Consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, LiveReel Productions Corporation. All intercompany balances and transactions have been eliminated on consolidation.

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2017 and 2016

3.
SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended June 30, 2016, as described in note 3 of those financial statements.

New Standards Not Yet Adopted

In July 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)). In November 2009, the IASB issued the first version of IFRS 9 - Financial Instruments (IFRS 9 (2009)) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010)) and November 2013 (IFRS 9 Financial Instruments (2013)). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

In May 2014, the IASB issued a new standard, IFRS 15 - Revenue from Contracts with Customers, which replaces the current revenue recognition standards and interpretations. IFRS 15 provides a single comprehensive model to use when accounting for revenue arising from contracts with customers. The new model applies to all contracts with customers except those that are within the scope of other IFRS standards such as leases, insurance contracts and financial instruments. IFRS 15 is to be applied retrospectively. At its meeting on July 22, 2015, the IASB confirmed its proposal to defer the effective date of IFRS 15 to fiscal years beginning on or after January 1, 2018. Early application is still permitted. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

In January 2016, the IASB issued a new standard, IFRS 16 – Leases. The new standard requires lessees to recognize most leases on the balance sheet using a single model, thereby eliminating the distinction between operating and finance leases. Lessor accounting, however, remains similar to current accounting practice, and the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019 and will supersede IAS 17 Leases. Early application is permitted if IFRS 15 – Revenue from Contracts with Customers has also been applied. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

4. CAPITAL MANAGEMENT

The Company includes equity, comprised of issued share capital, reserves and deficit, in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its activities relating to identifying and evaluating qualifying transactions. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2017 and 2016

5. FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1:
quoted prices in active markets for identical assets or liabilities;
Level 2:
inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3:
inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company’s financial instruments consisting of HST receivable, accounts payable and other accrued liabilities, due to related parties and related party notes payable, approximate their carrying value due to the relatively short term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on the unaudited condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at March 31, 2017:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At March 31, 2017, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and a $599,326 (June 30, 2016 - $538,071) working capital deficit. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2017 and 2016

(ii) Foreign Currency Risk

The Company’s functional currency is the Canadian Dollar. The majority of the Company’s purchases are transacted in Canadian Dollars, therefore, the Company is not exposed to any significant foreign currency risk.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

Sensitivity Analysis

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible”. The interest rates on all of the Company’s existing interest bearing debt are fixed. Sensitivity to a plus or minus 25 basis points change in rates would not significantly affect the fair value of this debt. The Company does not have any financial instrument balances denominated in foreign currencies to give rise to exposure to foreign exchange risk.

6. DUE TO RELATED PARTIES

Amounts due to related parties consist of the following:

	March 31, 2017	June 30, 2016
Amounts owing to an officer of the company	$11,735	$10,376
Amounts owing to entities related by virtue of common officers	38,486	38,486
Interest accrued on related party notes payable	104,377	63,308
	$154,598	$112,170

Amounts due to related parties are unsecured, non-interest bearing with no specific terms of repayment.

7. RELATED PARTY NOTES PAYABLE

On March 10, 2015, short-term loans payable in the amount of $249,825 and other related party advances in the amount of $124,822, were fully settled with the issuance of $374,647 in related party notes payable (the “Notes Payable”) to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

During the three and nine month periods ended March 31, 2017, the Company accrued interest expense of $14,086 and $41,069 respectively (2016 - $12,537 and $36,444 respectively), on the Notes Payable. The interest payable has been included in amounts due to related parties, see note 6.

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2017 and 2016

8. CAPITAL STOCK

a)
Authorized: Unlimited number of common shares

b)
Issued:

	March 31, 2017		June 30, 2016
	Common Shares	Amount	Common Shares	Amount
Beginning of period	23,521,744	$7,880,660	23,521,744	$7,880,660
Issued	-	-	-	-
End of period	23,521,744	$7,880,660	23,521,744	$7,880,660

9. RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the three and nine month periods ended March 31, 2017 and 2016 and balances as at that date, not disclosed elsewhere in the consolidated financial statements are:

a)
During the three and nine month periods ended March 31, 2017, the Company accrued interest of $14,086 and $41,069 respectively (2016 - $12,537 and $36,444 respectively) on loans due to related parties, see note 7;

b)
During the three and nine month periods ended March 31, 2017, the Company received $nil and $1,359 respectively (2016 - $8,353 and $18,279 respectively) in advances from related parties, for working capital purposes; and

c)
During the nine month period ended March 31, 2016, the Company expensed $5,500 in fees payable to a related entity for accounting and consulting services.

10. SEGMENTED INFORMATION

The Company does not have any reportable segments at this time and all operations take place in Canada.